SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                         SCHEDULE 14D-9
                         Amendment No. 1

              Solicitation/Recommendation Statement
                  Pursuant to Section 14(d)(4)
             of the Securities Exchange Act of 1934


                      Brenco, Incorporated
                    (Name of Subject Company)

                      Brenco, Incorporated
              (Name of Person(s) Filing Statement)

            COMMON STOCK, par value $1.00 per share,
                 (Title of Class of Securities)

                           107061 10 3
              (CUSIP Number of Class of Securities)

                      Needham B. Whitfield
        Chairman of the Board and Chief Executive Officer
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                      Brenco, Incorporated
                      One Park West Circle
                   Midlothian, Virginia  23113
                         (804) 378-2900
    (Name, address and telephone number of persons authorized
                      to receive notice and
        communications on behalf of the person(s) filing
                           statement)

                            Copy to:
                   F. Claiborne Johnston, Jr.
                        Mays & Valentine
                       NationsBank Center
                      1111 East Main Street
                    Richmond, Virginia 23219
                         (804) 697-1214


     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 dated June 20, 1996 (the "Schedule 14D-9"), of Brenco, Incorporated (the "Company"), with respect to the tender offer by BAS, Inc., a Virginia corporation and a wholly-owned subsidiary of Varlen Corporation, a Delaware corporation, to purchase all of the outstanding shares of Common Stock, $1.00 par value per share, of the Company. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits

     Item 9 is hereby amended and supplemented as follows:

     The following Exhibit is filed herewith:

     Exhibit             Description

     Exhibit J  Revised Fairness Opinion of Wheat dated June 15, 1996.















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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

                                   BRENCO, INCORPORATED


                                   By /s/  Jacob M. Feichtner
                                           Jacob M. Feichtner
                                           Executive Vice President
                                           and Secretary

Dated:    July 22, 1996



































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                                   EXHIBIT J



June 15, 1996


CONFIDENTIAL

The Board of Directors
Brenco, Incorporated
One Park West Circle
Midlothian,  VA  23113

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Brenco, Incorporated (the "Company") of the cash consideration of $16.125 per Share to be received by such holders pursuant to the Acquisition Agreement dated as of June 15, 1996, among Varlen Corporation (the "Acquiror"), BAS, Inc. and the Company (the "Agreement").

Wheat, First Securities, Inc. ("Wheat"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Wheat has provided investment banking services for the Company in the past for which it has received customary compensation. In the ordinary course of our business as a broker-dealer, we may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of the Company or the Acquiror for our own account or for the accounts of our customers. Wheat will receive a fee from the Company for rendering this opinion.

In arriving at our opinion, we have, among other things:

(1) reviewed the financial and other information contained in the Company's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 1995, December 31, 1994 and December 31, 1993, and certain interim reports to Shareholders and Quarterly Reports on Form 10-Q;





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(2)  conducted discussions with members of senior management of the
     Company concerning the Company's business and prospects;

(3) reviewed certain publicly available information with respect to historical market prices and trading activity for the Company's Common Stock and for certain publicly traded companies which we deemed relevant;

(4) compared the results of operations of the Company with those of certain publicly traded companies which we deemed relevant;

(5) compared the proposed financial terms of the transaction with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

(6) performed a discounted cash flow analysis of the Company based upon estimates of projected financial performance prepared by the management of the Company;

(7) reviewed the Agreement (including the Exhibits thereto) dated June 15, 1996; and

(8) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Acquiror and the Company, and we have not assumed any responsibility for independent verification of such information or any independent valuation or appraisal of any of the assets of the Acquiror and the Company. We have relied upon the management of the Acquiror and the Company as to the reasonableness and achievability of their financial and operational forecasts and projections, and the assumptions and bases therefor, provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Our opinion does not address the relative merits of the transaction contemplated by the Agreement as compared to any alternative business strategies that might exist for the Company, nor does it address the effect of any other business combination in which the Company might engage.





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Our advisory services and the opinion expressed herein are provided to the Company's Board of Directors for use in evaluating the transaction contemplated by the Agreement and do not constitute a recommendation to any holder of the Shares as to whether such holder should tender his or her shares pursuant to the Acquiror's offer, or approve the merger. This opinion may not be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

On the basis of, and subject to the foregoing, we are of the opinion that as of the date hereof the cash consideration of $16.125 per Share to be received by the holders of the Shares is fair, from a financial point of view, to such holders.

Very truly yours,

WHEAT, FIRST SECURITIES, INC.



By:  _________________________________
     Managing Director